October 3, 2008

Jeff Reidler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

Re:	CardioVascular BioTherapeutics, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed May 6, 2008
File 000-51172

Dear Mr. Riedler:

This letter is in response to the September 12, 2008 letter from your division regarding certain items contained in the Form 10-K for the year ended December 31, 2007 for CardioVascular BioTherapeutics, Inc (the “Company”). The Company appreciates your time and attention to this matter in addition to the extension that your office has provided in order to allow for a detailed explanation to the comments from your division.

Item 1. Business

1.     Exhibit 10.12 is an agreement that CardioVascular BioTherapeutics, Inc. (formerly known as CardioVascular Genetic Engineering) entered into with DaVinci Biomedical Research Products on July 13, 2001. However, the agreement with DaVinci Biomedical Research Products terminated on December 10, 2004 when the final payment to DaVinci Biomedical Research Products was disbursed. No further business or transactions have been conducted with DaVinci Biomedical Research since that time.

The Company included the agreement with DaVinci Biomedical Research Products in the 10-K as a cautionary step to be over-inclusive of all agreements entered into by CardioVascular BioTherapeutics, Inc. that were included in previous 10-K filings. However, this may have been an unnecessary inclusion since this contract has been terminated for over three years. We will delete it from the exhibit table on future filings.

Patents, page 12

2.     In response to your division’s request for expanded disclosures of the duration of each issued patent that CardioVascular BioTherapeutics, Inc. shares with Phage in accordance with Item 101(c)(1)(iv) of Regulation S-K, we have provided the following tables. We have added the expiration date and will include this on future filings. Table #1 pertains to patents issued in the United States that CardioVascular BioTherapeutics, Inc. shares with Phage, while Table #2 pertains to foreign patents that CardioVascular BioTherapeutics, Inc. shares with Phage.

CardioVascular BioTherapeutics, Inc. | 1635 Village Center Circle, Suite 250 | Las Vegas, NV 89134

Table #1

U.S. Patents

Holder	Patent	Patent Number	Issue Date	Expiration
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	6,268,178	July 31, 2001	May 25, 2019
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	6,794,162	September 21, 2004	May 17, 2021
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	6,773,899	August 10, 2004	August 15, 2021
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Method of Producing Biologically Active Human Acidic Firbroblast Growth Factor and its Use in Promoting Angiogenesis	6,642,026	November 4, 2003	August 15, 2021
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Method of Producing Biologically Active Human Acidic Firbroblast Growth Factor and its Use in Promoting Angiogenesis	7,252,818	August 7, 2007	August 27, 2023
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Kluyveromyces Strains Metabolizing Cellulosic and Hemicellulosis Materials	7,344,876	March 18, 2008	January 16, 2024

Table #2

Foreign Patents

Holder	Country	Patent	Patent Number	Issue Date	Expiration
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Australia	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	2001284914	May 26, 2006	August 15, 2021
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Australia	Method of Producing Biologically Active Human Acidic Fibroblast Growth Factor and its Use in Promoting Angiogenesis	2001288256	July 13, 2006	August 15, 2021

CardioVascular BioTherapeutics, Inc. | 1635 Village Center Circle, Suite 250 | Las Vegas, NV 89134

CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Austria	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1180153	April 13, 2005	May 24, 2020
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Austria	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	E358135	March 28, 2007	August 15, 2021
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Belgium	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1180153	April 13, 2005	May 24, 2020
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Belgium	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1309604	March 28, 2007	August 15, 2021
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Switzerland	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1180153	April 13, 2005	May 24, 2020
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Germany	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1180153	April 13, 2005	May 24, 2020
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Germany	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	60127561.6	March 28, 2007	August 15, 2021
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Europe	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1180153	March 28, 2007	May 24, 2020
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Europe	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1309604	March 28, 2007	August 15, 2021
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	France	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1180153	April 13, 2005	May 24, 2020
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	France	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1309604	March 28, 2007	August 15, 2021
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	United Kingdom	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1180153	April 13, 2005	May 24, 2020

CardioVascular BioTherapeutics, Inc. | 1635 Village Center Circle, Suite 250 | Las Vegas, NV 89134

CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	United Kingdom	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1309604	March 28, 2007	August 15, 2021
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Ireland	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1180153	April 13, 2005	May 24, 2020
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Ireland	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1309604	March 28, 2007	August 15, 2021
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Italy	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1309604	March 28, 2007	August 15, 2021
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Korea	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	10-0761486	September 18, 2007	August 15, 2021
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corporation	Liechtenstein	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1180153	April 13, 2005	May 24, 2020
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corpora	Netherlands	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1309604	March 28, 2007	August 15, 2021
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corpora	Spain	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1309604	March 28, 2007	August 15, 2021
CardioVascular BioTherapeutics, Inc./Phage Biotechnology Corpora	Switzerland	Phage-Dependent Super-Production Of Biologically Active Protein And Peptides	1309604	March 28, 2007	August 15, 2021

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

3.    The fundraising being conducted by FirmInvest as a placing agent was on a best efforts basis, thus neither FirmInvest nor the subscribers were expected or required to purchase the full 15,000,000 (15 million) shares.  The other subscribers are clients, colleagues and business contacts of FirmInvest.  We have subscription agreements for all the shares purchased and issued pursuant to the offering.

CardioVascular BioTherapeutics, Inc. | 1635 Village Center Circle, Suite 250 | Las Vegas, NV 89134

Since it was a best efforts offering, no further shares are being purchased or issued.  As disclosed in our 10-Q filed June 6, 2008 for the period ending March 31, 2008 on page 56, Footnote A, a total of 6,225,000 shares were issued and after commission, the net amount received by the Company was $4,474,955.

4.    The remaining shares that were not purchased were never issued. As stated above, FirmInvest was a placing agent on a best efforts basis, and therefore, neither FirmInvest, nor the subscribers, were required to purchase entire 15 million shares.

We did not file an 8-K announcing the termination of the agreement because we were preparing our annual report on Form 10-K that was to be filed imminently, and thus it seemed redundant to us to file an 8-K and a 10-K simultaneously.

5.    Though our filing does mention the revised termination date of January 31, 2008 on page 49 of our Form 10-K, it appears to be a clerical error that the actual document, Amendment III, for FirmInvest was not included on the exhibit table. We thank you for bringing this to our attention and we will be sure to include this document as an exhibit on our upcoming quarterly report on Form 10-Q.

Acknowledgements

CardioVascular BioTherapeutics, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC. CardioVascular BioTherapeutics, Inc. acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mickael A. Flaa
Mickael A. Flaa
Chief Financial Officer

CardioVascular BioTherapeutics, Inc. | 1635 Village Center Circle, Suite 250 | Las Vegas, NV 89134